Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 02/16/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

18000044

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

SEC Mail Processing Section
FEB 20 2018
Washington DC
415

RECEIVED
2018 FEB 20 PM 1:11
SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: February 16, 2018

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 16th day of February, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

RECEIVED
2018 FEB 20 AM 11:11
SEC / TM

February 16, 2018

SEC
Mail Processing
Section
FEB 20 2018
Washington DC
415

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2018-02 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-02 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated Member List – Name Change of Compass Professional Services, LLC to Virtu Execution, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Exhibit M

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of February 15, 2018, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

Total Firms 44 **As of 15-Feb-18**

ABN AMRO CLEARING CHICAGO LLC Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 2050 **MIAX Membership Activities:**
Chicago IL 60604 Tele #: (312) 604-8000 ELECTRONIC EXCH. MEMBER: CLEARANCE

AKUNA SECURITIES LLC Approval Date: 4/17/2017
333 S. Wabash Avenue, Suite 2600 **MIAX Membership Activities:**
Chicago IL 60604 Tele #: (312) 994-4640 REGULAR MARKET MAKER

APEX CLEARING CORPORATION Approval Date: 11/18/2015
350 N. St. Paul, Suite 1300 **MIAX Membership Activities:**
Dallas TX 75201 Tele #: (214) 765-1100 ELECTRONIC EXCH. MEMBER: CLEARANCE

BARCLAYS CAPITAL INC. Approval Date: 12/7/2012
745 Seventh Avenue **MIAX Membership Activities:**
New York NY 10019 Tele #: (212) 526-7000 ALL MEMBERSHIPS

BMO CAPITAL MARKETS CORP. Approval Date: 10/10/2014
3 Times Square, 27th Floor **MIAX Membership Activities:**
New York NY 10036 Tele #: (212) 885-4000 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

BNP PARIBAS SECURITIES CORP. Approval Date: 4/21/2014
787 Seventh Avenue **MIAX Membership Activities:**
New York NY 10019 Tele #: (212) 841-2000 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CITADEL SECURITIES LLC Approval Date: 12/7/2012
131 South Dearborn Street **MIAX Membership Activities:**
Chicago IL 60603 Tele #: (312) 395-2100 PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

CITI ORDER ROUTING AND EXECUTION, LLC Approval Date: 12/7/2012
11 Ewall Street, Ste. 103 **MIAX Membership Activities:**
Mt. Pleasant SC 29464 Tele #: (843) 789-2080 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CREDIT SUISSE SECURITIES (USA) LLC Approval Date: 12/7/2012
11 Madison Avenue, 3rd Floor **MIAX Membership Activities:**
New York NY 10010 Tele #: (212) 325-2000 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

CUTLER GROUP, LP Approval Date: 11/2/2015
101 Montgomery Street, Ste. 700 **MIAX Membership Activities:**
San Francisco CA 94104 Tele #: (415) 293-3956 REGULAR MARKET MAKER/EEM: ORDER FLOW

DASH FINANCIAL TECHNOLOGIES LLC Approval Date: 12/7/2012
311 S. Wacker Drive, Ste. 1000 **MIAX Membership Activities:**
Chicago IL 60606 Tele #: (847) 550-1730 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC. Approval Date: 1/25/2013
60 Wall Street **MIAX Membership Activities:**
New York NY 10005 Tele #: (212) 250-2500 ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C. Approval Date: 8/31/2015
540 West Madison, Ste. 2500 **MIAX Membership Activities:**
Chicago IL 60661 Tele #: (312) 542-3231 ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP Approval Date: 12/7/2012
401 City Avenue, Ste. 200 **MIAX Membership Activities:**
Bala Cynwyd PA 19004 Tele #: (610) 617-2600 ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC				Approval Date: 1/15/2013
200 West Street				**MIAX Membership Activities:**
New York	NY	10282	Tele #: (212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP				Approval Date: 10/20/2014
440 South La Salle, Ste. 3232				**MIAX Membership Activities:**
Chicago	IL	60605	Tele #: (312) 347-8864	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
HILLTOP SECURITIES INC.				Approval Date: 2/8/2013
1201 Elm Street, Ste. 3500				**MIAX Membership Activities:**
Dallas	TX	75270	Tele #: (214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC				Approval Date: 3/29/2017
32 Old Slip, 30th Floor				**MIAX Membership Activities:**
New York	NY	10005	Tele #: (212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS				Approval Date: 8/26/2014
233 South Wacker Drive, #4300				**MIAX Membership Activities:**
Chicago	IL	60606	Tele #: (312) 244-3300	ALL MARKET MAKER CLASSES
INSTINET, LLC				Approval Date: 3/27/2013
309 West 49th Street				**MIAX Membership Activities:**
New York	NY	10019	Tele #: (212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC				Approval Date: 12/7/2012
One Pickwick Plaza, 2nd Fl.				**MIAX Membership Activities:**
Greenwich	CT	06830	Tele #: (203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC				Approval Date: 12/7/2012
601 S. LaSalle, Ste. 300				**MIAX Membership Activities:**
Chicago	IL	60605	Tele #: (312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC				Approval Date: 12/7/2012
383 Madison Avenue				**MIAX Membership Activities:**
New York	NY	10179	Tele #: (201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC				Approval Date: 9/15/2014
520 Madison Avenue				**MIAX Membership Activities:**
New York	NY	10022	Tele #: (212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MERRILL LYNCH PROFESSIONAL CLEARING CORP.				Approval Date: 12/7/2012
One Bryant Park, 6th Fl.				**MIAX Membership Activities:**
New York	NY	10036	Tele #: (646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT				Approval Date: 12/7/2012
One Bryant Park				**MIAX Membership Activities:**
New York	NY	10036	Tele #: (212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC				Approval Date: 12/7/2012
1585 Broadway				**MIAX Membership Activities:**
New York	NY	10036	Tele #: (212) 761-4000	ALL MEMBERSHIPS
OPTIVER US LLC				Approval Date: 1/27/2015
130 E. Randolph Street, Ste. 1300				**MIAX Membership Activities:**
Chicago	IL	60601	Tele #: (312) 821-9500	REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC				Approval Date: 7/22/2015
141 W. Jackson Blvd., Ste. 500				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 444-8700	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC				Approval Date: 3/12/2013
1 Pershing Plaza, 10th Fl.				**MIAX Membership Activities:**
Jersey City	NJ	07399	Tele #: (201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP				Approval Date: 4/7/2015
Three Greenway Plaza				**MIAX Membership Activities:**
Houston	TX	77046	Tele #: (713) 333-5440	ELECTRONIC EXCH. MEMBER: ORDER FLOW

SIMPLEX TRADING, LLC				Approval Date: 9/20/2013
230 So. LaSalle St., Ste. 4-100				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP				Approval Date: 11/23/2016
401 City Avenue, Ste. 201				**MIAX Membership Activities:**
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES				Approval Date: 12/7/2012
401 City Avenue, Ste. 220				**MIAX Membership Activities:**
Bala Cynwyd	PA	19004	Tele #: (610) 617-2600	PRIMARY LEAD & LEAD MARKET MAKER
TWO SIGMA SECURITIES, LLC				Approval Date: 9/12/2017
101 Avenue of the Americas, 19th Fl.				**MIAX Membership Activities:**
New York	NY	10013	Tele #: (212) 625-5700	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
UBS SECURITIES LLC				Approval Date: 12/7/2012
1285 Avenue of the Americas				**MIAX Membership Activities:**
New York	NY	10019	Tele #: (203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VIRTU AMERICAS LLC				Approval Date: 12/7/2012
300 Vesey Street				**MIAX Membership Activities:**
New York	NY	10282	Tele #: (201) 386-2891	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT EXECUTION, LLC				Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl.				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC				Approval Date: 5/31/2013
250 Vesey Street, Ste. 2601				**MIAX Membership Activities:**
New York	NY	10281	Tele #: (646) 484-3000	ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC				Approval Date: 5/13/2015
2800 Niagara Lane North				**MIAX Membership Activities:**
Plymouth	MN	55447	Tele #: (952) 345-6611	REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.				Approval Date: 12/7/2012
1000 Wilshire Boulevard, Suite 900				**MIAX Membership Activities:**
Los Angeles	CA	90017	Tele #: (213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC				Approval Date: 4/11/2014
550 South Tryon Street, 6th Floor				**MIAX Membership Activities:**
Charlotte	NC	28202	Tele #: (704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-4000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC				Approval Date: 12/7/2012
175 W. Jackson Blvd., Ste. 200				**MIAX Membership Activities:**
Chicago	IL	60604	Tele #: (312) 884-3490	PRIMARY LEAD & LEAD MARKET MAKER